November 15, 2011

Martin James, Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549-6010

Re:	On Track Innovations Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
File No. 000-49877

Dear Mr. James:

The purpose of this letter is to respond to your letter of October 18, 2011 with respect to the above-captioned filing (the “Filing”).  For ease of reference, our responses are keyed to your comments (inserted in italicized font).

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 35

Sources of Revenue, page 36

1.
We note that your revenues for the year ended December 31, 2010 increased significantly from corresponding revenues in the prior fiscal year. In light of the significant increase in revenues, please provide us with a sufficiently detailed explanation that quantifies and describes the underlying nature of each material factor that caused the significant changes in revenue between the periods. For example, please quantify price changes, volume changes, and changes due to product mix. Please tell us how you considered the disclosure requirements of Item 5.A of Form 20-F.

Response to Comment 1:

Below is further detail regarding the changes in revenues between periods:

During 2009, we focused our selling efforts mainly on the sale of complete Smart ID solution projects and ceased to manufacture and sell smart cards as an original equipment manufacturers, or OEM, component (with respect to this issue, see also our response to comment 10 below on discontinued operations).

Mr. Martin James

November 15, 2011

Smart ID solutions are our solutions for credentialing, identifying and verifying individuals and combine the capability to support biometric identification with the portability of smart cards. The potential customers for such Smart ID solutions are mainly governmental authorities, which we engage with in large projects.

In the fourth quarter of 2009, these selling efforts resulted in us being awarded with two new Smart ID solution projects, both of which are described in Item 10.C “Material Contracts”. As mentioned on page 36 of the Filing, the increase in revenues in 2010 is attributed to these two Smart ID solution projects. Revenues recognized from these two projects in 2010 amounted to approximately $30 million as follows:

•
In November and December of 2009 we entered into two contracts with a foreign government agency, namely Direccion General de Registro Civil in Ecuador, relating to a turnkey national eID project, or the National eID Project. Both contracts include the supply of electronic ID system and eID cards, and one of them included maintenance and services obligations. The total consideration under these contracts to us is approximately $32.6 million. This project was completed with the supply of all the electronic ID system and eID cards, and we recognized revenues in the amount of $28.3 million under these contracts in 2010. Nevertheless, we still have maintenance and services obligations.

•
In November 2009, we entered into a contract with a government agency in Tanzania for the supply, transfer, maintenance and operation of a driving license electronic identification system, or the Driving License Project.  The total consideration under this contract to us exceeded $17 million. The project did not commence until the fourth quarter of 2010. During the fourth quarter of 2010 we recognized revenues of approximately $1.8 million under this contract.

We considered the disclosure requirements of Item 5.A of Form 20-F at the time the Filing was made and believed disclosure of the increase in sales being related to an increase in sales of Smart ID solution products is sufficient.  Nonetheless, in future filings we will provide more detailed explanations of the reasons for significant changes between periods.

Item 19. Exhibits, page 85

2.
Given your disclosure pursuant to Item 10.C on page 68, please file as exhibits the agreements referenced under the heading “SMARTRAC Transactions” and the November 2009 agreement mentioned at the bottom of page 68.

Response to Comment 2:

We note the Staff’s comment and will file on Form 20-F/A the agreements referenced under the heading “SMARTRAC Transactions” and the Driving License Project agreement entered into in November 2009 that is mentioned at the bottom of page 68.  We note that we intend to file requests for Confidential Treatment of Information pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, in connection with such agreements.

Mr. Martin James

November 15, 2011

3.
Please file a complete version of Exhibit 4.10. We note that such exhibit currently contains numerous blank spaces and omits multiple appendices. Please also reconcile the reference to consideration of more than $30 million with the amount in Exhibit 4.10. Also tell us, with a view toward disclosure in future filings, the identities of the governments to which you refer on pages 68-69.

Response to Comment 3:

We note the Staff’s comment and will file on Form 20-F/A a more complete version of Exhibit 4.10.  We note that we intend to file a request for Confidential Treatment of Information pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, in connection with such Exhibit 4.10.  The foreign government agency referred to on page 69 of the Filing is the Direccion General de Registro Civil in Ecuador. The disclosure on page 69 of the Filing in connection with the National eID Project refers to two contracts with such foreign government. While one of the two contracts which was filed as Exhibit 4.10, reflected a consideration of approximately $28 million, the other reflected a much lower consideration and was not filed, since we did not deem it to be a material contract under Item 19 to the Form 20-F.  Nevertheless, we note the Staff's comments and we will file this contract as well on Form 20-F/A in order to substantiate our statement that the consideration to be received under the two contracts exceeds $30 million.  We note that we intend to file a request for Confidential Treatment of Information pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, in connection with this contract. The BOT contract for an eID related product referred to on page 68 of the Filing (also referred to as the Driving License Project) was entered into with the Tanzania Revenue Authority.

Item 18. Financial Statements

Note 2. Significant Accounting Policies

Financial Statements in U.S. Dollars, page F-12

4.
With respect to your accounting for foreign currency transactions, in future filings please explain your accounting policies instead of just referring to the applicable U.S. GAAP followed. We note your reference to prevailing exchange rates at the date of the transactions. Please explain how you considered ASC 830-20-35-1 and 35-2 which require a company to adjust at each balance sheet date the recorded balances that are denominated in a currency other than the functional currency to reflect the current exchange rate.

Mr. Martin James

November 15, 2011

Response to Comment 4:

Our accounting for foreign currency transactions is as follow:

•
At the date the transaction is recognized, each asset, liability, or instance of revenue, expense, gain, or loss arising from the transaction is measured and recorded in the functional currency by use of the exchange rate in effect at that date.  When translation using the exchange rates at the dates that the numerous revenues, expenses, gains, and losses are recognized is impractical, an appropriately weighted average exchange rate for the period is used to translate those elements.

•
At each balance sheet date, recorded balances of monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the current exchange rate. Exchange gains and losses from the remeasurement of such items denominated in non U.S. dollar currencies are reflected in the consolidated statements of operations, in net financial expenses, as appropriate.

In future filings we will amend the financial statements to read as follows:

“Substantially all of the Company’s and certain of its subsidiaries’ revenues are in U.S. dollars. A significant portion of purchases of materials and components and most marketing costs are denominated in U.S. dollars. Therefore, both the functional and reporting currencies of the Company and certain of its subsidiaries are the U.S. dollar.

Transactions and balances denominated in U.S. dollars are presented at their original amounts.

For entities with a U.S. dollar functional currency, transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in ASC Topic 830, Foreign Currency Matters, i.e. at the date the transaction is recognized, each asset, liability, or instance of revenue, expense, gain, or loss arising from the transaction is measured and recorded in the functional currency by use of the exchange rate in effect at that date.  When translation using the exchange rates at the dates that the numerous revenues, expenses, gains, and losses are recognized is impractical, an appropriately weighted average exchange rate for the period is used to translate those elements. At each balance sheet date, recorded balances of monetary assets and liabilities that are denominated in a currency other than the functional currency are adjusted to reflect the current exchange rate. Exchange gains and losses from the remeasurement of such items denominated in non U.S. dollar currencies are reflected in the consolidated statements of operations, in net financial expenses, as appropriate.

The functional currencies of the remaining subsidiaries are their local currencies. The financial statements of those companies are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities, and weighted average exchange rates for revenues and expenses (which approximates the translation of each transaction). Translation adjustments resulting from the process of the aforesaid translation are included as a separate component of equity (accumulated other comprehensive loss)”.

Mr. Martin James

November 15, 2011

Revenue Recognition, page F-15

5.
Please tell us the amount of contract revenues recognized under the percentage of completion method in the periods presented. We note your reference to using the input or output criteria. Please tell us in more detail the methods used to measure the extent of progress towards completion and how you determine which method to use. Discuss how you considered the disclosures required by ASC 605-35-50.

Response to Comment 5:

As discussed above in our response to comment 1, we have generated a significant amount of revenues in 2010 from two Smart ID solution projects, the National eID Project and the Driving License Project.

As stated in our financial statements, we chose to early adopt both ASU 2009-13 - Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements and ASU 2009-14 Software (Topic 985): Certain Revenue Arrangements That Include Software Elements as of January 1, 2010. The transition provisions of these ASUs did not have a material impact on our consolidated financial statements.

These projects have been accounted under these ASUs as multiple element arrangements (as further discussed in our response to comment 6 below), and include the following three elements: (i) IT solution; (ii) ID cards; and (iii) Service and maintenance.

The IT solution element has been sold in the National eID Project and the Driving License Project and requires us to supply and install systems in various sites within the relevant country. The system includes information processing and communication related hardware and software, equipment and other related machinery.

In accordance with those ASUs, we accounted for this integrated package1 of installing the equipment and software as a non-software element (i.e., the software element is outside of the scope of subtopic ASC 985-605 as both the hardware and software elements are necessary to deliver the product’s essential functionality as an integrated solution). This solution business model is based on providing a complete solution to the client and in fact is being marketed this way, so that tangible products (such as servers, printers, fingerprint readers, scanning devices, etc.) are not being sold separately, but are combined with the software element. Revenues derived from the “IT solution” element have been accounted for under sub-topic ASC 605-35.

1 We believe that ASC 985-605-55-230 (case J: Networking equipment) addresses a similar case where a vendor sells an integrated package of equipment and software which is accounted for as non-software elements.

Mr. Martin James

November 15, 2011

In accordance with subtopic ASC 605-35, contract revenues were recognized under the percentage of completion method, as described in Note 2X(1) to our consolidated financial statements in the Filing (see also our response to comment 6 below). The amount of contract revenues recognized in 2010 totaled approximately $21 million. Almost all of those revenues, $19.2 million, were derived from the National eID Project, which began in the first quarter of 2010 and was completed by the end of 2010. Therefore, while the percentage of completion method was implemented, based on output measures (i.e., contract milestones as stated in the agreement such as the delivery, installation or shipments of various deliverables), at year end the entire project had already been completed.

The remaining revenues which amounted to $1.7 million, were derived from the Driving License Project, and were also recognized based on the percentage of completion method using output measures that are based on the number of operational sites (i.e., progress is measured as a percentage of the sites that are already operational, out of the total sites that are required to be operational under the agreement).

In general, in contracts where milestones exist, we use those milestones to measure the progress of completion. Where milestones are not specifically stated, progress is measured based on terms of results achieved, such as turning sites into operational sites.

All such revenues recognized in 2010 were calculated based on percentage of completion using the output criteria. We exercise careful judgment for electing the use of either type of measures (i.e., input or output measures) in order to record the contract progress appropriately.

In accordance with ASC 605-35-50, in future filings, the revenue recognition accounting policy note will include a more detailed description of our use of the output measures with respect to measuring the progress of completion based on milestones and operational sites or any other measure used. In addition we will clarify if contract revenues of any projects were actually measured using input measures or if all projects were measured using output measures (as was the case in 2010).

6.	Please provide us with the following information:

•	A description of the nature of your multiple-deliverable arrangements;
•	The significant deliverables within the arrangements;
•	The general timing of delivery or performance of service for the deliverables within the arrangements;

Mr. Martin James

November 15, 2011

•	Performance-, cancellation-, termination-, and refund-type provisions;
•
A discussion of the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for the significant deliverables;

•	Whether the significant deliverables in the arrangements qualify as separate units of accounting, and the reasons that they do not qualify as separate units of accounting, if applicable;
•	The general timing of revenue recognition for significant units of accounting;
•
Separately, the effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.

•	Your consideration of the disclosure requirements of ASC 605-25-50-2.

Response to Comment 6:

Nature of our multiple-deliverable arrangements and the significant deliverables within the arrangements

As mentioned above, we generate significant revenues from the sale of complete ID systems and their components, such as the National eID Project and the Driving License Project. These arrangements consist of the following multiple elements: (i) providing IT solution, (ii) selling products (eID cards), and (iii) rendering customer services and maintenance.

IT solution -
Nationwide IT solution of the technological modernization project including the IT system to replace the current identity cards with a new national identification document, supply of stations for data enrollment and creation of a central national registry database and contactless, highly-secured smart eID cards.  The system includes information processing and communication related hardware and software, equipment and other related machinery.

ID cards –	Supply of smart eID cards to be used in the new national identification system described above.

Service and maintenance -
Support and maintenance services that may include a help desk response center, software bug fixing to manage maintenance operation, spare parts, etc., and in the case of the Driving License Project, operating the service centers for a fixed period of time.

Mr. Martin James

November 15, 2011

General timing of delivery or performance of service for the deliverables within the arrangements

As mentioned above, the IT solution includes information processing and communication related hardware and software, equipment and other related machinery. The actual timing of delivery is based on the complexity of the project and the number of sites. For example, in the National eID Project, this stage took approximately 10 months.

Once the IT solution is delivered to and installed at any one site, the site becomes operational. At this stage, the customer may purchase smart eID cards from us or from any vendor and begin operating the IT solution.

In both the Driving License Project and the National eID Project, the customers chose us as their smart eID cards suppliers. Our obligation to supply eID cards is part of the initial arrangement and is included in the contracts together with the IT solution and the service and maintenance element. The smart eID cards are to be supplied to each site once the site becomes operational based upon the customer’s needs.

Service and maintenance is rendered over a pre-determined period of time. For example, in the National eID Project, maintenance is provided for a period of 30 months commencing from the date that the advance payment was received (see also our response to comment 8 below).

For the Driving License Project, we are required to operate the sites for a period of three years, which is extendable up to four years, starting the fourth quarter of 2010.

Performance-, cancellation-, termination-, and refund-type provisions

There are standard performance, cancellation and termination provisions; however none of these provisions would require a refund of previously recognized income, as either revenues are recognized based on acceptance clauses related to milestone achievement, or termination provisions allow only to discontinue implementation but do not affect components that were already delivered and for which revenue was recognized.

Factors, inputs, assumptions, and methods used to determine selling price

The selling price for the elements was determined based on estimated selling price, unless vendor specific objective evidence, or VSOE, exists (in the National eID Project VSOE existed for one element).

The estimated selling price for these elements was determined using a cost plus margin approach as there were no other observable data points (i.e., as we did not have historical experience in selling such solution before 2010, we believe that a cost plus approach provides a relevant data point estimating the standalone selling price). Since the costs for each element in the multiple element arrangements were estimated reliably, we calculated the estimated selling price for each element by multiplying the costs by the average gross margin, which was determined based on the nature of each element.  Accordingly, we determined the standalone selling price for each element, which all meet the separation criteria and allocated the arrangement consideration based on the relative selling price method.

Mr. Martin James

November 15, 2011

Qualification as separate units of accounting

Each of the deliverables qualifies as a separate unit of accounting as all delivered items have a standalone value to the customer on a standalone basis and as general rights of returns under these projects do not exist.

General timing of revenue recognition for significant units of accounting

As stated above, revenues from IT solutions are recognized using the percentage of completion method, as described in our response to comment 5 above.

Revenues from the ID cards are recognized upon transfer of the risk and title to the customer, which usually occurs upon delivery.

Service and maintenance revenues are recognized over the service period, using the straight-line method.

Effect of changes in either the selling price or the method or assumptions used to determine selling price for a specific unit of accounting if either one of those changes has a significant effect on the allocation of arrangement consideration.

To date, we have had only two multiple-element contracts as described above, and we have not changed the estimated selling price method or assumptions used to determine the selling price for a specific unit of accounting.

Consideration of the disclosure requirements of ASC 605-25-50-2.

In accordance with ASC 605-25-50-2, in future filings, the revenue recognition accounting policy note will include a more detailed description of the disclosure requirements as addressed above.

7.
We note the disclosure on page 68 regarding your BOT contract for an eID related product. Please tell us the significant terms of the agreement and explain why you refer to this agreement as a BOT model contract. Discuss how you are recording revenues and costs under the agreement. Please also explain the changes made to the joint venture in November 2010 and how those changes impacted your accounting under the agreement and joint venture.

Mr. Martin James

November 15, 2011

Response to Comment 7:

In the Driving License Project, we were engaged to set up an electronic driver’s license system in Tanzania, and in addition to supplying the IT solution, equipment and the driving license eID cards, we were required to support the operations for a period of three years, extendable to four years. At the end of the period, we are to transfer the entire system to the Tanzanian government. The contract provides a minimum guaranteed consideration of $17 million, subject to certain exceptions specified in the contract.

As mentioned in our response to comment 2, the contract will be filed as an exhibit to our Form 20-F/A.

As discussed above, we accounted for this project in the same manner as we accounted for the National eID Project.

This project includes a commitment to install the systems and related equipment in the operating sites, then to provide operational services for the sites for three years, extendable to four years, and only afterwards to legally transfer the system and related equipment to the local government.  The customer dubbed this project “Build, Operate and Transfer (BOT)”, we assume due to its structure described in the prior sentence.

We believe that the right of the customer of using the systems and related equipment in each site meets the definition of a lease.

According to the terms of this project contract, the customer has the right to control the use of the sites, since only the customer has the right to operate the sites or direct others to operate the sites in a manner it determines, even though services are provided by us to assist the customer. In addition, as legal title to the systems and related equipment is transferred at the end of the service agreement, we accounted for the lease as a capital lease.

As such, we considered the IT solution as delivered once the sites became operational, and accordingly we recorded revenues and related costs based on the percentage of completion method as discussed above.

Regarding the changes made to the joint venture, in late 2009, we were awarded the project via a joint venture between us and an unrelated partner. Initially, certain obligations in the agreement were to be performed for the benefit of the joint venture by our partner. However, subsequently, before the project commenced and before we generated any revenues or any significant costs from the project, we changed the scope of the original joint venture agreement so that we would be responsible for the entire project management and all local operations in the customer’s country. As a result, this change did not impact our accounting under the agreement nor under the joint venture, as there were no revenues or significant costs incurred before this modification either by the joint venture or by us.

Mr. Martin James

November 15, 2011

8.
We note your disclosure on page 69 regarding your contract for a turnkey National eID project. Please tell us the significant terms of the agreement and discuss how you are recording revenues and costs under the agreement.

Response to Comment 8:

In November and December of 2009 we entered into contracts with a foreign government agency, namely Direccion General de Registro Civil in Ecuador, relating to the National eID Project. The contracts include the supply of electronic ID system and eID cards, all of which were completed during the fourth quarter of 2010. The total consideration of the transaction under two contracts to us is $32.6 million, of which approximately $13 million was received in advance. One of the contracts includes maintenance and services which are provided for a period of 30 months commencing from the date that the advance payment was received by us.

Please find our revenue recognition accounting for this project in our responses to comments 5 and 6 above.

Research and Development Costs, page F-16

9.
Please tell us the significant terms of your government grants and how you are accounting for the grants, including any obligations to repay the amounts, and why. Cite the accounting literature you relied upon.

Response to Comment 9:

The Office of the Chief Scientist in Israel provides grants for certain research and development efforts.  Such grants are usually repayable, in the form of royalties driven from revenues if such revenues actually have been generated.

In the past, we applied for and received such grants. The last grant was received in 2005.

The accounting treatment we used is based on the Division of Corporation Finance of the SEC memorandum released on November 1, 2004 named “International Financial Reporting and Disclosure Issues” which includes a specific section related to Israel, and instructs as follows:

“The Office of the Chief Scientist provides grants for research and development efforts. Under Israeli law, royalties on the revenues derived from products and services developed using such grants are payable to the Israeli Government. Royalties payable are capped at a percentage of the grants received on grants received before 1999. Royalties payable with respect to grants received under programs approved after January 1, 1999 are subject to interest on the dollar-linked value of the total grants received at an annual rate of LIBOR applicable to dollar deposits.

The amounts of grants received and recorded into income should be disclosed for each period presented. The research and development grants are presented in the statement of operations as an offset to related research and development expenses. If material, the amount of grants should be presented separately on the face of the statement, i.e., gross R&D less grants equals net R&D. Royalty expense should be classified as part of cost of sales, not as marketing expense.

Mr. Martin James

November 15, 2011

In addition, the Government of Israel awards grants to Israeli companies for overseas marketing expenses. The companies are required to pay royalties in connection with such grants at specified rates up to the total dollar-linked amount of such grants. The marketing grants are presented as an offset to sales and marketing expense.

If it is probable that the registrant will have to repay any amount of the grants received, those amounts should be recorded as a liability and not recorded in income.”

Based on the above guidance, we recorded such grants as an offset to research and development expenses, since at the time the grants were received it was not probable that we would have to repay any amounts.  Upon recognition of revenues derived from products and services developed using such grants, we record a royalty expense as part of our cost of sales.

Note 13. Discontinued Operations, page F-37

10.
On page 68 you disclose that as part of the transactions with SMARTRAC Singapore Trading PTE the company entered into a supply agreement and settled all patent litigation. Please respond to the following:

•	Please summarize the significant terms of the agreements with SMARTRAC Singapore Trading PTE.
•	Please tell us how you determined the loss from the sale of assets under the asset purchase agreement.
•	Please tell us how you considered the litigation settlement in the accounting for the transactions and why.
•
We note that you sold certain assets and production intellectual property relating to inlay production. Please tell us how you determined that the assets sold represent a component of the entity under ASC 205-20-45-1.

•
Please tell us how you evaluated the supply agreement under ASC 205-20-45-1 in determining that you should present the sale as discontinued operations. Discuss your consideration of ASC 205-20-55-3 through 55-26.

•	Please tell us how you evaluated the disclosure requirements of ASC 205-20-50-4, related to continuing cash flows, and ASC 205-20-50-6, related to continuing involvement.

Response to Comment 10:

Our subsidiary in the far east, Millennium Card’s Technology, or MCT, manufactured inlays, cards, machinery and module packaging. Most of the sales by this subsidiary were to OEM customers that purchased its products. In fact, only a small portion of its sales were made to us, used for further sale to our customers.

Mr. Martin James

November 15, 2011

During December 2009, we signed an asset purchase agreement, or APA, with SMARTRAC Singapore Trading PTE, which acquired the assets of MCT and certain of our assets as described below. The significant terms of the APA are as follows:

•
SMARTRAC acquired tangible assets, including inventories, technical and R&D equipment, machineries, office and other equipment, and assets under construction. SMARTRAC also acquired all of MCT’s intangible assets and our intangible assets relating exclusively or primarily to the MCT business including patents and other intellectual property rights.

•
The purchase price was Euro 8.5 million (approximately $12.3 million at that time), out of which on December 31, 2009 we received Euro 5 million in advance. The remaining amount of Euro 3.5 million is paid in cash in eight equal end-quarterly installments commencing March 31, 2010 (Euro 437 thousand each).

•	All of MCT’s business and operations following this agreement were shut down in accordance to an agreed timetable in 2010 and all of the assets were transferred in 2010.

•
We undertook for a period of five years, not to, directly or indirectly, engage in the business related to (i) the production of transponders using wire embedded technology, and/or (ii) wire embedded dual interface technology, and/or (iii) the production of machinery as produced by MCT prior to the date of the APA.

•	In addition, the parties agreed to mutually accept and respect each others' patents and to cease all patent litigation, and in particular all patent infringement legal proceedings.

As mentioned in our response to comment 2, the agreements will be filed as an exhibit to our Form 20-F/A.

Since a small portion of MCT’s products had actually been sold internally to us, we needed to execute a supply agreement with SMARTRAC in order to obtain the smart cards that are required to the fulfillment of our projects. Therefore, simultaneously with the execution of the APA, we also entered into a supply agreement with SMARTRAC so that it will become our supplier for wire-embedded and dual interface inlays, according to our needs, and our supplier for other products, at defined terms.

We have no obligation to purchase any minimum quantities of any products from SMARTRAC. Nevertheless, we do have an exclusivity arrangement with SMARTRAC in accordance with the terms of the agreement that applies to Card-Prelams (inlays) of all sizes, white RFID cards, government document inlays, Dual Interface Product, e-Passports inlays, each using a wire embedded transponder. The agreement further contains standard provisions, such as provision of forecasts by us, lead time for supply, products warranty, liability sharing and indemnification.  Subject to certain standard early termination rights, the agreement is effective until December 31, 2014, but we have the unilateral right to extend the term of the agreement ten times for consecutive one-year-periods, by providing written notice to SMARTRAC at least thirty days prior to December 31, 2014 or December 31 of any year thereafter.

Mr. Martin James

November 15, 2011

Determining the loss from the sale of assets under the asset purchase agreement.

While the APA was signed in 2009, the actual recording of sale and transfer of assets did not take place until 2010, when the transfer of risks and title of the assets took place.

The consideration for the sale was determined in 2009 and was stated in Euro. As a result of the devaluation of the Euro against the US Dollar currency until the time the sale had been recorded, a loss of approximately $922,000 was recorded in 2010 (no impairment loss was deemed necessary for these assets in December 2009).

Consideration of the litigation settlement in the accounting for the transactions

We believed at the time the APA was signed that the claims as to patent infringement were without any merits, and as such no provision was recorded. Furthermore, we filed a counter-claim against SMARTRAC for the infringement of our patents. Therefore the settlement did not have any accounting implications.

Determination that the assets sold represent a component of the entity and evaluation of the supply agreement

Based on applicable accounting guidance, in determining whether the assets sold represented a component of the entity, we performed an analysis and reached the following conclusions.

The operations and cash flows of MCT are clearly distinguished, operationally and for financial reporting purposes from the rest of the Company.

The supply agreement with SMARTRAC did not provide us with any ability to influence SMARTRAC's operating and/or financial policies.

Based on a comparison between the expected continuing outflows to be generated by the ongoing entity after the disposal transaction and the total outflows that would have been expected to be generated by the disposed component absent the transaction, the percentage of our purchases from SMARTRAC based on current usage, compared to total expenses incurred in MCT was only to be approximately 8% and therefore, we concluded that continuing outflow is considered insignificant.

Mr. Martin James

November 15, 2011

Based on the above and also on the example discussed in ASC 205-20-55, which we believe describes a very similar situation, we concluded that the sale of MCT’s operations meets all the required criteria for discontinued operations presentation.

Disclosure requirements - ASC 205-20-50- 4 and ASC 205-20-50-6

We have incurred certain costs from the discontinued operations, namely rent and certain employees' benefits. These expenses are not a result of continuing involvement in the operations, rather expenses due to certain remaining contractual obligations. During 2012, these liabilities will be fully paid and no additional costs are expected. We will provide more detailed disclosures regarding these costs in future filings.

We acknowledge and understand the following:

• On Track Innovations Ltd. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the Filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Shy S. Baranov at (617) 338-2932 or Edwin L. Miller Jr. at (617) 338-2447, both attorneys at Z.A.G/S&W LLP, if you have any questions or require additional information.

Respectfully,

ON TRACK INNOVATIONS LTD.

By:	/s/ Tanir Horn
Tanir Horn
Chief Financial Officer

cc:           Edwin L. Miller, Esq.
Shy S. Baranov, Esq.